My Size, Inc.

3 Arava St., pob 1026

Airport City, Israel 7010000

March 29, 2018

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey Kauten

Re:	My Size, Inc.
Registration Statement on Form S-3
File No. 333-223042

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), My Size, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Standard Time, on Friday March 30, 2018, or as soon thereafter as possible.

Please notify Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 653-8700 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

MY SIZE, INC.

By:	/s/ Or Kles
Name:	Or Kles
Title:	Chief Financial Officer